UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Enviva Inc.
Full Name of Registrant

N/A
Former Name if Applicable

7272 Wisconsin Ave. Suite 1800
Address of Principal Executive Office (Street and Number)

Bethesda, MD 20814
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Enviva Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense because, as previously disclosed, on March 12, 2024, the Company and certain of its subsidiaries filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code (the “Chapter 11 Cases”) in the U.S. Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). The Company intends to seek the required approval of the Bankruptcy Court to retain the services of the Company’s independent registered public accounting firm. Given such Bankruptcy Court approval requirement, as well as the considerable time and resources of the Company’s management devoted to the Chapter 11 Cases, the Company is unable to prepare and timely file its Form 10-Q on or before the May 10, 2024 due date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jason E. Paral	301	657-5560
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III – Narrative to this Form 12b-25, the Company was unable to file its Form 10-Q within the prescribed time period. The Company’s results of operations for the quarter ended March 31, 2024 differed significantly from its results of operations for the quarter ended March 31, 2023 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including the Chapter 11 Cases filed in the first quarter of 2024.

The Company began filing monthly operating reports with the Bankruptcy Court related to periods subsequent to March 12, 2024. Bankruptcy Court filings and other documents related to the Chapter 11 Cases are available at a website maintained by the Company’s claims agent, Kurtzman Carson Consultants LLC, at http://kccllc.com/enviva.

Enviva Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2024	By:	/s/ Jason E. Paral
Name: Jason E. Paral
Title: Executive Vice President, General Counsel, and Secretary